FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               March 16, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March 16, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.


1. Name of the issuer

Smith & Nephew plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Sarah Byrne-Quinn


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Sarah Byrne-Quinn


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.20 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Greenwood Nominees Limited, as nominee for Abacus Corporate Trustee Limited


8 State the nature of the transaction

Acquisition of ordinary shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,270


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.01%


11. Number of shares, debentures or financial instruments relating to shares disposed

.....................................


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

.....................................


13. Price per share or value of transaction

516 pence per ordinary share


14. Date and place of transaction

14 March 2006


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,270


16. Date issuer informed of transaction

14 March 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

13 March 2006


18. Period during which or date on which it can be exercised

13 March 2009 - 12 March 2016


19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number) 34,046 Ordinary shares of US$0.20 each - Executive Share Options
25,534 Ordinary shares of US$0.20 each - Performance Share Plan
3,891 Ordinary shares of US$0.20 each - Co-investment Plan


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Executive share options - 514 pence


22. Total number of shares or debentures over which options held following notification

97,546 Ordinary shares of US$0.20 each


23. Any additional information

Acquisition of 2,270 ordinary shares by Abacus Corporate Trustees in respect of the Co-investment Plan award


24. Name of contact and telephone number for queries

Phil Higgins -Assistant Company Secretary - 020 7960 2228


Name and signature of duly authorised officer of issuer responsible for making notification

Phil Higgins - Assistant Company Secretary


Date of notification

15 March 2006